Filed pursuant to Rule
424(b)(3)
File Nos. 333-274875 and 811-23904
AMG PANTHEON CREDIT SOLUTIONS FUND
Supplement dated January 2, 2025, to the Prospectus, dated April 1, 2024, and the Statement of Additional
Information, dated April 1, 2024, as supplemented June 21, 2024
The following information supplements and supersedes any information to the contrary relating to AMG Pantheon Credit Solutions Fund (the “Fund”) contained in the Fund’s current Prospectus (the “Prospectus”) and Statement of Additional Information (the “SAI”), dated and supplemented as noted above.
Effective immediately, (i) Susan Long McAndrews no longer serves as Executive Vice President of the Fund; (ii) Ms. Long McAndrews, Dennis McCrary, and Rudy Scarpa no longer serve as portfolio managers of the Fund; and (iii) Dinesh Ramasamy and Matt Cashion are added as portfolio managers of the Fund. Brian Buenneke, Evan Corley, Kevin Dunwoodie, Kathryn Leaf, Jeff Miller, Rakesh Jain, Amyn Hassanally and Messrs. Ramasamy and Cashion (the “Portfolio Managers”) will serve as the portfolio managers jointly and primarily responsible for the day-to-day
management of the Fund. Accordingly, effective immediately, all references to Ms. Long McAndrews and Messrs. McCrary and Scarpa are deleted and all references to the portfolio managers of the Fund shall refer to the Portfolio Managers. In addition, the Fund has entered into a credit facility.
Effective immediately, the Prospectus is revised as follows:
The section titled “Summary of Fund Expenses” is deleted and replaced with the following:
SUMMARY OF FUND EXPENSES
The following tables describe the aggregate fees and expenses that the Fund expects to incur and that the Shareholders can expect to bear, either directly or indirectly, through the Fund’s investments. The expenses shown in the table are based on estimated amounts for the current fiscal year. The Fund’s actual expenses may vary from the estimated expenses shown in the table. For a more complete description of the various fees and expenses of the Fund, see “INVESTMENT MANAGEMENT AND INCENTIVE FEES,” “ADMINISTRATION,” “FUND EXPENSES,” and “PURCHASING SHARES.”

	Class S	Class I	Class M
SHAREHOLDER TRANSACTION EXPENSES:
Maximum Sales Load (as a percentage of purchase amount) (1)	None	None	3.50%
Maximum Early Repurchase Fee (as a percentage of repurchased amount) (2)	2.00%	2.00%	2.00%

ANNUAL EXPENSES:
( As a Percentage of Average Net Assets Attributable to Shares )
Investment Management Fee (3)	1.15%	1.15%	1.15%
Incentive Fee (4)	0.00%	0.00%	0.00%
Distribution and/or Service Fees (5)	None	0.25%	0.85%
Acquired Fund Fees and Expenses (6)(7)	0.75%	0.75%	0.75%
Other Expenses (6)	0.63%	0.63%	0.63%
Total Annual Expenses	2.53%	2.78%	3.38%
Less: Expense Reductions (8)	(0.50)%	(0.50)%	(0.50)%
Net Annual Expenses	2.03%	2.28%	2.88%

(1)
While neither the Fund nor the Distributor imposes an initial sales charge on Class S or Class I Shares, if you buy Class S or Class I Shares through certain financial intermediaries, they may directly charge you transaction or other fees in such amounts as they may determine. Class S Shares, Class I Shares and Class M Shares will be sold on a continuous basis at the Fund’s then current NAV per Share, plus for Class M Shares only, a maximum front-end
sales commission of 3.50%. Please consult your financial intermediary for additional information.

(2)
A 2.00% early repurchase fee payable to the Fund will be charged with respect to the repurchase of Shares at any time prior to the day immediately preceding the one-year
anniversary of the shareholder’s purchase of the Shares (on a “first in-first
out” basis). An early repurchase fee payable by a Shareholder may be waived by the Fund, in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any shareholder. The early repurchase fee will be retained by the Fund for the benefit of the remaining shareholders.

(3)
An Investment Management Fee of 1.15% is charged on total Managed Assets, which includes the impact of leverage. The 1.15% Investment Management Fee assumes average anticipated leverage of 0% during the Fund’s first year of operations.

(4)
The Fund anticipates that it may have interest income that could result in the payment of an Incentive Fee to the Investment Manager during certain periods. However, the Incentive Fee is based on the Fund’s performance and will not be paid unless the Fund achieves certain performance targets. The Fund expects the Incentive Fee the Fund pays to increase to the extent the Fund earns greater interest income through its investments. The Incentive Fee is calculated and payable quarterly in arrears in an amount equal to 10% of the Fund’s
“pre-incentive
fee net investment income” attributable to each class of the Fund’s Shares for the immediately preceding quarter, and is subject to a hurdle rate, expressed as a rate of return on each class’s average daily net asset value (calculated in accordance with GAAP), equal to 1.50% per quarter (or an annualized hurdle rate of 6.00%), subject to a
“catch-up”
feature. See “INVESTMENT MANAGEMENT AND INCENTIVE FEES” for a full explanation of how the Incentive Fee is calculated.

(5)
The Fund has received exemptive relief from the SEC to offer multiple classes of shares and to adopt a distribution and service plan for Class I Shares and Class M Shares. Under the Distribution and Service Plan, the Fund may charge a Distribution and/or Service Fee at an annualized rate of 0.25% and 0.85%, respectively, of the average daily net assets of the Fund that are attributable to the respective Class of Shares, determined as of the end of each month. The Distribution and/or Service Fee is paid for distribution and investor services provided to Shareholders (such as responding to Shareholder inquiries and providing information regarding investments in Shares of the Fund; processing purchase, exchange, and redemption requests by beneficial owners of Shares; placing orders with the Fund or its service providers for Shares; providing sub-accounting
with respect to Shares beneficially owned by Shareholders; and processing distribution payments for Shares of the Fund on behalf of Shareholders). The Distributor may pay all or a portion of the Distribution and/or Service Fee to selling agents that provide distribution and investor services to Shareholders. For purposes of determining the Distribution and/or Service Fee payable to the Distributor for any month, the respective Class of Shares’ net asset value is calculated prior to giving effect to the payment of the Distribution and/or Service Fee and prior to the deduction of any other asset-based fees (e.g., the Investment Management Fee and any Administration Fee).

(6)
Other Expenses and Acquired Fund Fees and Expenses represent estimated amounts for the current fiscal year. “Other Expenses” include professional fees and other expenses, including, without limitation, organization and offering expenses, filing fees, printing fees, administration fees, transfer agency fees, custody fees, accounting and sub-administration
fees, trustee fees and insurance costs, and fees and expenses incurred in connection with the Fund’s credit facility. Organization and offering expenses include expenses incurred in the Fund’s initial formation and its continuous offering and are estimated to be approximately $600,000 or 0.24% of net assets.

(7)
The “Acquired Fund Fees and Expenses” disclosed above are based on the expense ratios for the most recent fiscal year of the Underlying Funds in which the Fund anticipates investing, which may change substantially over time and, therefore, significantly affect “Acquired Fund Fees and Expenses.” Some of the Underlying Funds in which the Fund intends to invest charge incentive fees based on the Underlying Funds’ performance. The 0.75% shown as “Acquired Fund Fees and Expenses” reflects estimated operating expenses of the Underlying Funds and transaction-related fees. Certain Underlying Funds in which the Fund intends to invest generally charge a management fee of 0.00% to 2.00% and up to a 15% incentive fee on income and/or capital gains, which are included in “Acquired Fund Fees and Expenses,” as applicable. The “Acquired Fund Fees and Expenses” disclosed above, however, do not reflect any performance-based fees or allocations paid by the Underlying Funds that are calculated solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in-kind,
as such fees and allocations for a particular period may be unrelated to the cost of investing in the Underlying Funds. Acquired Fund Fees and Expenses are borne indirectly by the Fund, but they will not be reflected in the Fund’s financial statements; and the information presented in the table will differ from that presented in the Fund’s financial highlights.

(8)
The Adviser has entered into an expense limitation and reimbursement agreement (the “Expense Limitation and Reimbursement Agreement”) with the Fund, whereby the Adviser has agreed to waive fees that it would otherwise have been paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses (exclusive of certain “Excluded Expenses” listed below) do not exceed 0.75% of the Fund’s average daily net assets (the “Expense Limit”). “Excluded Expenses” is defined to include (a) the management fee and Incentive Fee paid by the Fund; (b) fees, expenses, allocations, carried interests, etc. of Private Funds, special purpose vehicles and co-investments
in portfolio companies in which the Fund or a Subsidiary may invest; (c) acquired fund fees and expenses of the Fund and any Subsidiary; (d) transaction costs, including legal costs and brokerage commissions, of the Fund and any Subsidiary; (e) interest payments incurred by the Fund or a Subsidiary; (f) fees and expenses incurred in connection with any credit facilities obtained by the Fund or a Subsidiary; (g) the Distribution and/or Service Fees (as applicable) paid by the Fund; (h) taxes of the Fund or a Subsidiary; (i) extraordinary expenses of the Fund or a Subsidiary, which may include non-recurring
expenses such as, for example, litigation expenses and shareholder meeting expenses; (j) fees and expenses billed directly to a Subsidiary by any accounting firm for auditing, tax and other professional services provided to a Subsidiary; and (k) fees and expenses billed directly to a Subsidiary for custody and fund administration services provided to the Subsidiary. Expenses that are subject to the Expense Limitation and Reimbursement Agreement include, but are not limited to, the Investment Management Fee, the Fund’s administration, custody, transfer agency, recordkeeping, fund accounting and investor services fees, the Fund’s professional fees (outside of professional fees related to transactions), the Fund’s organizational costs and fees and expenses of Fund Trustees. Because the Excluded Expenses noted above are excluded from the Expense Limit, Total Annual Expenses (after fee waivers and expense reimbursements) may exceed 0.75% for a Class of Shares. For a period not to exceed 36 months from the date the Fund accrues a liability with respect to such amounts paid, waived or reimbursed by the Adviser, the Adviser may recoup amounts paid, waived or reimbursed, provided that the amount of any such additional payment by the Fund in any year, together with all other expenses of the Fund, in the aggregate, would not cause the Fund’s total annual operating expenses (exclusive of Excluded Expenses) in any such year to exceed either (i) the Expense Limit that was in effect at the time such amounts were paid, waived or reimbursed by the Adviser, or (ii) the Expense Limit that is in effect at the time of such additional payment by the Fund. The Expense Limitation and Reimbursement Agreement will continue for at least one year from the effective date of the Fund’s registration statement and will continue thereafter until such time that the Adviser ceases to be the investment manager of the Fund or upon mutual agreement between the Adviser and the Fund’s Board. The Adviser has also contractually agreed to waive 0.50% of the Investment Management Fee for a period of one year following the Fund’s commencement of operations.

The purpose of the table above is to assist you in understanding the various costs and expenses you will bear directly or indirectly as a Shareholder in the Fund. The table assumes the reinvestment of all dividends and distributions at net asset value. For a more complete description of the various fees and expenses of the Fund, see “Fees and Expenses.”
Example
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that all distributions are reinvested at NAV and that the percentage amounts listed under annual expenses remain the same in the years shown (except that the example reflects the Investment Management Fee Waiver and Expense Limitation and Reimbursement Agreement for the 1 Year period and the first year of the 3 Year, 5 Year and 10 Year periods in the example).

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return, and solely with respect to Class M Shares, a 3.50% sales charge:

	1 Year	3 Years	5 Years	10 Years
Class S Shares	$21	$74	$130	$283
Class I Shares	$23	$82	$143	$307
Class M Shares	$63	$131	$201	$386
The example does not present actual expenses and should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example above; if the actual return were greater, the amount of fees and expenses would increase. See “INVESTMENT MANAGEMENT AND INCENTIVE FEES.”
The first paragraph of the section titled “Use of Leverage” is deleted and replaced with the following:
The Fund has entered into a credit agreement, and may enter into one or more additional credit agreements or other similar agreements, negotiated on market terms (each, a “Borrowing Transaction”) with one or more banks or other financial institutions which may or may not be affiliated with the Adviser (each, a “Financial Institution”) as chosen by the Adviser and approved by the Board. The Fund may borrow under a credit facility for a number of reasons, including without limitation, in connection with its investment activities, to make quarterly income distributions, to satisfy repurchase requests from Shareholders, and to otherwise provide the Fund with temporary liquidity. To facilitate such Borrowing Transactions, the Fund may pledge its assets to a Financial Institution. The Fund does not currently intend to utilize leverage in its first year of operations.
The following is added to the section entitled “Management of the Fund – Portfolio Managers”:
Dinesh Ramasamy
. Dinesh joined Pantheon in 2016 and is a Partner in Pantheon’s Global Infrastructure and Real Assets Investment Team where he focuses on the analysis, evaluation and completion of infrastructure and real asset investment opportunities in the U.S. He is a member of Pantheon’s Global Infrastructure and Real Assets Investment Committee. Prior to joining Pantheon, Dinesh was a Vice President in Goldman Sachs’ Global Natural Resources group where he executed on a variety of M&A and capital markets transactions across the infrastructure, power and utilities sectors. Previously, Dinesh was in the Power & Utilities group in the Investment Banking Division at RBC in New York. He holds a BS in Electrical and Computer Engineering from Cornell University and MBA from NYU’s Stern School of Business. Dinesh is based in San Francisco.
Matt Cashion
. Matt joined Pantheon in 2020 and is a Partner in Pantheon’s Global
Co-investment
Team and a member of the
Co-Investment
Committee. Matt is responsible for sourcing, execution and monitoring co-investments
in the U.S. Prior to joining Pantheon, Matt was a Managing Principal at GoldPoint Partners, where he was product head for the firm’s co-investment
business and also responsible for evaluating and executing private equity fund investments and private credit transactions in North America and Europe. Previously, Matt was an Analyst in the Private Finance Group of New York Life, specializing in bank loans and private high-yield investments. Matt holds a BA with dual majors in Comparative Government and Spanish Language from Georgetown University, and an MBA from Columbia Business School. Matt is based in New York.

In addition, effective immediately, the SAI is revised as follows:
The tables in the section entitled “Portfolio Management – The Portfolio Managers” are revised to add the following information for Messrs. Ramasamy and Cashion, which is as of December 31, 2023:

Portfolio manager	Registered investment companies managed		Other pooled investment vehicles managed (world- wide)		Other accounts (world- wide)
	Number of accounts	Total assets	Number of accounts	Total assets	Number of accounts	Total assets
Dinesh Ramasamy	0	$0	47	$20.9 billion	48	$13.8 billion
Matt Cashion	0	$0	47	$20.9 billion	48	$13.8 billion

Portfolio manager	Registered investment companies managed for which the Adviser receives a performance-based fee		Other pooled investment vehicles managed (world- wide) for which the Adviser receives a performance-based fee		Other accounts (world- wide) for which the Adviser receives a performance-based fee
	Number of accounts	Total assets	Number of accounts	Total assets	Number of accounts	Total assets
Dinesh Ramasamy	0	$0	33	$16.6 billion	29	$8.1 billion
Matt Cashion	0	$0	33	$16.6 billion	29	$8.1 billion
The following is added as the second sentence in the last paragraph of the section entitled “Portfolio Management – The Portfolio Managers”:
As of December 20, 2024, Messrs. Ramasamy and Cashion did not have any direct or indirect beneficial ownership of the Fund.
PLEASE KEEP THIS SUPPLEMENT FOR FUTURE REFERENCE